Press Release



P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-22 54 40 00 Fax: +47-22 54 44 90
www.orkla.com



Ref.: Ole Kristian Lunde ... ations Tel.: +47-22 54 44 31
Terje Andersen Tel: +47-22 54 44 19

Date: 28 April 2005

Profitable growth at Orkla

Orkla's pre-tax profit in the first quarter totalled NOK 1.7 billion, up from NOK 1.0 billion in the same period last year. Underlying growth for the Branded Consumer Goods business was satisfactory. Elkem improved its performance compared with the fourth quarter of 2004, but operating profit was weaker than in the first quarter of 2004.

The dynamic period the Orkla Group is currently in the midst of, which entails major structural changes, continued in the first quarter. The sale of Orkla's interest in Carlsberg prepared the ground for several major acquisitions. Elkem/Sapa and the Russian company SladCo have been consolidated in the Group accounts since the beginning of this year, while Chips was consolidated from 1 March.

Both operating revenues and operating profit[1] are now higher than in the "Carlsberg period". With the newly acquired companies, Orkla's pro forma annual revenues in 2004 were around the NOK 56 billion mark, compared with NOK 45 billion in 2003, while operating profit[1] was about NOK 4.8 billion, compared with NOK 3.8 billion the previous year.

"Orkla has undergone major structural changes in the past year, and not least in the last quarter. The establishment of the new business area Speciality Materials opens up new possibilities, and we will now be looking more closely at the potential for coordination and growth in this entire area," says Acting Group President and CEO Dag J. Opedal.

The return on the investment portfolio was 8.4 per cent in the first quarter. Orkla's interest in Elkem has been transferred from Financial Investments to the Industry division, and the market value of the portfolio now stands at NOK 14.5 billion.

Orkla's first quarter operating revenues totalled NOK 13.3 billion, a slight decline of NOK 242 million compared with the same period last year[2]. Easter effects had a negative impact in the Branded Consumer Goods area, while Borregaard's sales were lower due to restructuring and the sale of non-core businesses.

ENCLOSURES:

- GROUP INCOME STATEMENT
- GROUP BALANCE SHEET
- RESULTS BY BUSINESS AREA

[1] Before goodwill amortisation and other revenues and expenses
[2] Pro forma 2004

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.–31.3. 2005	Restated to IFRS 1.1.–31.3. 2004	Restated to IFRS 1.1.–31.12. 2004	Pro forma* 1.1.-31.3. 2004	Pro forma* 1.1.-31.12. 2004
Operating revenues	**13,273**	7,897	32,126	13,515	55,699
Operating expenses	**(11,620)**	(7,073)	(28,206)	(11,832)	(48,737)
Ordinary depreciation and write-downs	**(525)**	(311)	(1,182)	(562)	(2,183)
Operating profit before intangibles and other revenues and expenses	**1,128**	513	2,738	1,121	4,779
Ordinary depreciations and write-downs intangible assets	**(49)**	(1)	(7)	(42)	(173)
Other revenues and expenses**	**0**	(35)	(690)	(35)	(710)
Operating profit	**1,079**	477	2,041	1,044	3,896
Profit from associates	**29**	187	592	50	181
Dividends	**145**	88	551	88	554
Portfolio gains	**512**	339	750	343	754
Financial items, net	**(78)**	(106)	(157)	(252)	(762)
Ordinary profit before taxes	**1,687**	985	3,777	1,273	4,623
Taxes	**(388)**	(180)	(691)	(307)	(1,023)
Ordinary profit after taxes	**1,299**	805	3,086	966	3,600
Gain/discontinued operations	**0**	12,529	12,529	12,529	12,529
Profit for the year	**1,299**	13,334	15,615	13,495	16,129
Of this minority interests	**162**	10	71	10	71
Profit before tax, Industry division	**903**	419	1,862	841	3,112
Profit before tax, Financial Investments division	**784**	566	1,915	432	1,511
Earnings per share (NOK)	**5.5**	64.6	75.5	65.4	78.0
Earnings per share diluted (NOK)	**5.5**	64.6	75.4	65.4	77.9
Earnings per share diluted, adjusted (NOK)* **	**5.7**	4.0	17.4	4.9	20.4

* Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March).

** Other revenues and expenses amounted to NOK -35 million at the end of the first quarter of 2004 and were related to the acquisition of Bakehuset. For the full year 2004, they totalled NOK -690 million and were related to write-downs and restructuring in the Chemicals area (NOK -815 million), the anniversary donation (NOK-35 million), a gain on the sale of buildings (NOK 188 million), net Orkla Media (NOK 7 million) and the acquisition of Bakehuset (NOK -35 million). The pro forma figures include Elkem (NOK -20 million).

*** Before amortisation of intangible assets, other revenues and expenses, and the gain on the sale of Orkla's share in Carlsberg Breweries.

GROUP BALANCE SHEET

Amounts in NOK million	31.3. 2005	Restated to IFRS 31.3. 2004	Restated to IFRS 31.12. 2004	Pro forma* 31.3. 2004	Pro forma* 31.12. 2004
Intangible assets	**16,320**	3,941	4,005	15,894	15,693
Tangible assets	**17,156**	9,785	9,275	17,824	17,110
Financial long-term assets	**7,114**	8,934	9,094	6,672	6,921
Long-term assets	**40,590**	22,660	22,374	40,390	39,724
Inventories	**5,839**	3,026	2,875	6,154	6,139
Receivables	**10,172**	5,190	4,769	9,955	9,257
Portfolio investments	**14,518**	10,121	13,170	10,201	13,236
Cash and cash equivalents	**2,235**	7,557	2,308	8,686	3,349
Short-term assets	**32,764**	25,894	23,122	34,996	31,981
Total assets	**73,354**	48,554	45,496	75,386	71,705
Paid-in equity	**2,008**	2,011	2,007	2,011	2,007
Accumulated profit	**31,748**	30,627	29,194	31,682	30,133
Minority interests	**1,229**	427	448	427	448
Equity	**34,985**	33,065	31,649	34,120	32,588
Provisions	**6,352**	1,750	2,043	6,232	6,378
Long-term interest-bearing liabilities	**12,843**	6,824	4,246	22,787	20,255
Short-term interest-bearing liabilities	**2,705**	634	1,326	1,929	2,276
Other short-term liabilities	**16,469**	6,281	6,232	10,318	10,208
Equity and liabilities	**73,354**	48,554	45,496	75,386	71,705
Equity ratio (%)	**47.7**	68.1	69.6	45.3	45.4

* Pro forma figures 2004 restated according to IFRS (include Elkem and Chips Abp).

	OPERATING REVENUES AND OTHER REVENUES AND EXPENSES					OPERATING PROFIT BEFORE INTANGIBLES				
		Restated to IFRS		Pro forma*			Restated to IFRS		Pro forma*	
	1.1.–31.3.		1.1.–31.12.	1.1.–31.3.	1.1.–31.12.	1.1.-31.3.		1.1.-31.12.	1.1.-31.3.	1.1.-31.12.
Amounts in NOK million	**2005**	2004	2004	2004	2004	**2005**	2004	2004	2004	2004
Orkla Foods	**3,154**	3,112	12,711	3,112	12,711	**181**	200	1,164	200	1,164
Orkla Brands	**1,348**	1,200	4,787	1,329	6,315	**230**	222	951	231	1,111
Orkla Media	**2,087**	1,983	8,280	1,983	8,280	**28**	24	371	24	371
Eliminations	**(64)**	(54)	(226)	(54)	(226)	**0**	0	0	0	0
Branded Consumer Goods	**6,525**	6,241	25,552	6,370	27,080	**439**	446	2,486	455	2,646
Elkem	**5,424**	0	0	5,489	22,045	**505**	0	0	599	1,881
Chemicals	**1,090**	1,578	6,217	1,578	6,217	**79**	97	356	97	356
H.O./Unallocated/Eliminations	**(7)**	(22)	(74)	(22)	(74)	**(37)**	(43)	(148)	(43)	(148)
Industry division	**13,032**	7,797	31,695	13,415	55,268	**986**	500	2,694	1,108	4,735
Financial Investments division	**241**	100	431	100	431	**142**	13	44	13	44
Group	**13,273**	7,897	32,126	13,515	55,699	**1,128**	513	2,738	1,121	4,779

* Pro forma figures 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March).

The Orkla Group

First quarter results 2005

28 April 2005


ORKLA



Agenda

- Important structural and accounting issues
- Highlights and key figures
- Operational development
- Q&A




ORKLA

Dynamic five quarters

(NOK billion)	Divestments:		Acquisitions:	Pro forma 2004:
	Carlsberg 40 % share Denofa BORREGAARD NEA		Elkem sapa: CHIPS	
Revenues	-17		25	56
EBITA	-1.3		2.1	4.8
Cash in/out	17.5		-10.2	
Dividend 03/04		-7.9		




ORKLA

Orkla as of Q1-05


Orkla ASA
Branded Consumer Goods
Speciality Materials
Financial Investments
Orkla Foods
Orkla Brands
Orkla Media
Elkem
Sapa
Borregaard
Portfolio
Orkla Finans
Real Estate

(NOK million)					
Sales pro forma -04	27,080		28,262		431
EBITA pro forma -04	2,646		2,237		44
Net Asset Value Q1-05					13,375




ORKLA

Important issues Q1-05

- Seasonality
  - Early Easter, negative EBITA-effect approx. NOK 40-50 million
- Accounting
  - IFRS implemented from 1 January 2005
  - Change in consolidation
    - Presspublica 51 % ⇒ 100 %
    - Hjemmet Mortensen 50 % ⇒ 40 %
  - Change in accrual accounting holiday pay between quarters
  - Change in allocation of costs of Group administration
  - Figures comparable with pro forma except for following
    - SladCo, included in 2005 not in 2004
    - Denofa, included in 2004 not in 2005




ORKLA

Important effects of implementing IFRS

- No significant effect on sales or EBITA (+ NOK 11 million)
- EPS + NOK 3.8:
  - Discontinuation of linear goodwill amortisation
  - Elkem presented as an associate (2004)
  - Portfolio holdings > 20 % ⇒ as associates. Change in fair value against P/L
- Equity capital increases by NOK 5.3 billion
  - No revaluation of assets
  - Excess value portfolio included in equity
  - Allocated dividend included in equity as of 31 December




ORKLA

Operational highlights Q1-05

- Stable underlying performance
  - EPS up from NOK 3.9 to NOK 5.5
- Branded Consumer Goods underlying on a par with last year
  - Negative Easter effects approx. NOK 40-50 million
  - Continued growth in advertising markets
  - Challenging trading conditions in Sweden
- Improvement from Q4-04 in Speciality Materials
  - Elkem on a par with last year except Silicon Metal
  - Improvement from last quarter in Sapa, but market still weak for Profiles in Europe
  - Weaker dollar affects profitability for Borregaard
- High realised gains for Financial Investments
  - Realised gain on sale of shares and changes in fair value of associates NOK 512 million
  - Gain on sale of real estate NOK 138 million (EBITA)




ORKLA

Key figures Q1-2005

	1 Jan - 31 Mar		
		Pro forma	
NOK million	2005	2004	2004
Operating revenues	**13 273**	**13 515**	7 897
EBITA*	**1 128**	**1 121**	513
Amortisation intangibles	**- 49**	**- 42**	- 1
Other revenues and expenses	**0**	**- 35**	- 35
EBIT	**1 079**	**1 044**	477
Associates	**29**	**50**	187
Portfolio gains	**512**	**343**	339
Dividends and net financial items	**67**	**- 164**	- 18
Ordinary profit before tax	**1 687**	**1 273**	985
Taxes	**- 388**	**- 307**	- 180
Ordinary profit after tax	**1 299**	**966**	805
Gains/discontinued operations	**0**	**12 529**	12 529
Profit for the period	**1 299**	**13 495**	13 334
Earnings per share diluted (NOK)	**5.5**	**65.4**	64.6
Earnings per share diluted, adjusted (NOK)**	**5.7**	**4.9**	4.0

*Excl. other revenues and expenses

**Excl. amortisation intangibles and other revenues and expenses




ORKLA

Balance sheet items

	31 Mar 2005	Pro forma 31 Mar 2004	31 Mar 2004
Total assets (NOK million)	**73 354**	75 386	48 554
Equity to total assets ratio	**47.7 %**	45.3 %	68.1 %
Net interest-bearing liabilities (NOK million)	**8 831**		-4 597
Net gearing	**0.3**		




ORKLA

Operational development per business unit




ORKLA

Foods – Stable underlying development

in NOK million	1 Jan - 31 Mar 2005	2004	Change
Operating revenues	**3 154**	3 112	1 %
EBITA	**181**	200	-10 %
EBITA margin	**5.7 %**	6.4 %	

- Negative Easter effects (EBITA approx. NOK 25 million)
- International business strengthened with the acquisition of SladCo
- Stable trading conditions except in Sweden
  - Strengthened focus on innovation, advertising and cost measures
- Cost reduction programmes initiated (2005-2007)
  - Targeted annual cost reductions of NOK 500 million




ORKLA

Foods

Important new innovations within nutrition and health


Risifrutti
Original
FRESH
FRESH
FRESH
FRESH
FELIX
TOMATKETCHUP
FULL FIBER
LAV KARBO
30
Eple
Eple
Appelsin
Appelsin
Appelsin




ORKLA

Brands – Continued strong performance

in NOK million	1 Jan - 31 Mar 2005	2004	Change
Operating revenues	**1 348**	1 200	12 %
EBITA	**230**	222	4 %
EBITA margin	**17.1 %**	18.5 %	

- Stable underlying performance, market share maintained
- Stable trading conditions except in Sweden
  - Countered by increased focus on new launches and advertising
- Chips consolidated from 1 March 2005




ORKLA

Brands

Important new innovations


COOKIE
BITE

SUNSILK


FAVORITTER
Tett mellom godbitene


MÖLLERS
Godt for
MÖLLERS
Godt for
MÖLLERS
Godt for




NYHET
2in
Sun
Maskinoppvask
Tabletter




ORKLA

Media – Progress in Denmark

in NOK million	1 Jan - 31 Mar 2005	2004	Change
Operating revenues	**2 087**	1 983	5 %
EBITA	**28**	24	17 %
EBITA margin	**1.3 %**	1.2 %	

- Negative Easter effects (EBITA NOK 15-20 million)
- Growth in advertising revenues : +7.5 %
  - Denmark: +10.3 %, Norway: +4.5 %
- Progress in Berlingske continues
  - Growth in advertising revenues (+NOK 40 million)
  - Contribution from cost efficiency programmes
- Disappointing results in Direct Marketing Sweden




ORKLA

Media

Product development in Orkla Media


auto motor sport
SATSER
Hvor GODT LYS har bilen din?
SPORTFACK
svettas?
FISK & VILT SPESIAL




Berlingske




ORKLA

Orkla Media Berlingske - EBITA 12 m rolling in the black



NOK million
50
-
-50
-100
-150
Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05

- Advertising revenue growth in Q1 (+10.3 %)




ORKLA


Elkem

Elkem – Improvement from last quarter

in NOK million	1 Jan - 31 Mar 2005	2004*	Change
Operating revenues	**5 424**	5 489	-1 %
EBITA	**505**	599	-16 %
EBITA margin	**9.3 %**	10.9 %	

- Improvement from last quarter in Sapa, but market still weak for Profiles in Europe
- Improved markets for Primary Aluminium
- Strong results in Energy with high production and good trading results



*Pro forma figures


ORKLA

Elkem

Business portfolio

Other products

Silicon Metal, Ferrosilicon, Carbon, Materials, Calcium carbide.

Mainly number 1 positions in the world



EBITA 2004
MNOK 1,876

Downstream aluminium

Sapa

Profiles, Heat transfer.

Among the 3 largest in Europe

Energy

Production capacity 3.5 TWh. Major player in Nordic power market

Primary Aluminium

Elkem Aluminium 50 %

Extrusion ingots, Rolling ingots, Foundry ingots.

Among the 3 largest in Europe



ORKLA

Elkem

Downstream Aluminium (Sapa)



EBITA
MSEK
RoCE
1 000
800
600
400
200
0
60 %
50 %
40 %
30 %
20 %
10 %
0 %
706
151
Q1-04
1997
1998
1999
2000
2001
2002
2003
2004
Q1-05

Note: As reported by Sapa

- Weak market situation for Profiles in Europe, especially in Germany, UK and Benelux
- Profiles in USA continues to achieve good results
- Lower demand for Building Systems
- Heat Transfer had another strong quarter with rising volumes



ORKLA

Elkem

Primary Aluminium



EBITA MNOK
RoCE
600
500
400
300
200
100
0
50 %
40 %
30 %
20 %
10 %
0 %
430
120
1997
1998
1999
2000
2001
2002
2003
2004
Q1-05
Q1-04

- Good operations in first quarter
- Aluminium prices still high (average LME 3 months at 1,887 USD/MT)
- NOK 44 million gain on currency hedge (50 %)
- NOK 33 million loss on strategic metal hedge



ORKLA

Elkem

Energy



EBITA MNOK
RoCE
600
500
400
300
200
100
0
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
400
197
1997
1998
1999
2000
2001
2002
2003
2004
Q1-05
Q1-04

- High hydro production in Norway and US
- Hydro reservoir levels somewhat better than normal for the season
- Good trading results



ORKLA



Other products



EBITA
MNOK
600
500
400
300
200
100
0
441
71
RoCE
50%
40%
30%
20%
10%
0%
1997
1998
1999
2000
2001
2002
2003
2004
Q1-05



Q1-04

- *Silicon Metal:* NOK 3 *million*
  - Weak operations and weak sales for plants in Norway and US, difficult raw material situation
  - Stable market for silicon metal, but some inventory build-up during Q1
- *Ferrosilicon:* NOK 36 *million*
  - Declining prices for standard ferrosilicon, raw material prices still high, especially for black raw materials. Variable operations and relining of furnace
- Materials, carbon and calcium carbide: NOK 32 million
  - Strong performance for Materials due to increased volumes
  - Raw material prices still high for Carbon
  - Calcium carbide results are stabilising as a consequence of the restructuring efforts



ORKLA

Borregaard – Weaker USD affects profitability

in NOK million	1 Jan - 31 Mar 2005	2004	Change
Operating revenues	1 090	1 578	-31 %
EBITA	79	97	-19 %
EBITA margin	7.2 %	6.1 %	

- Revenues down NOK 500 million mainly due to divestment of non-core activities
- Weaker USD, partly offset by hedging and improvement programmes
- Moderate progress in Speciality cellulose due to improved market conditions and mix despite weak USD and higher timber and energy costs
- Profit decline in LignoTech due to unfavourable currency rates and weaker volume/mix
- Positive impact from restructuring in non-core. Working capital reduced by NOK 200 million





ORKLA

Financial Investments

Portfolio performance

Return (%)



Orkla's portfolio
Oslo Stock Exchange
8.4
8.3
11.5
12.7
9.8
8.2
Annual average
1 Jan 05-
31 Mar 05
1 Apr 02 -
31 Mar 05
1 Jan 96 –
31 Mar 05

Gains and dividends

(NOK million)	1 Jan – 31 Mar 05
Unrealised gains	422
Realised gains	431
Changes in fair value of associates	81
Dividends received	142



ORKLA

Financial Investments

Portfolio key figures

in NOK million	31 Mar 05	31 Dec 04	31 Dec 04 excl. Elkem	Change 05
Market value	**14 489**	**17 589**	13 142	1 347
Net asset value	**13 375**	**16 702**	12 134	1 241
Unrealised gains before tax	**4 097**	**3 675**		422
Share of portfolio invested				
outside Norway	**48 %**	**35 %**		13 % -p
in listed companies	**83 %**	**87 %**		-4 % -p



ORKLA

Financial Investments

Portfolio as of 31 Mar 2005

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Storebrand	Insurance	**1 583**	10.9	9.9
DnB NOR	Bank	**1 219**	8.4	1.4
Rieber & Søn	Food	**644**	4.4	14.3
Norsk Hydro	Energy	**629**	4.3	0.5
Telenor	Telecommunication	**604**	4.2	0.6
Steen & Strøm	Real estate	**507**	3.5	11.3
Hennes & Mauritz	Retailing	**441**	3.0	0.3
Industri Kapital 2000 [1]	Investment	**423**	2.9	3.6
Capio	Health care	**411**	2.8	5.4
SCA B	Materials	**354**	2.4	0.8
Total principal holdings		**6 815**	**47.0**	
Market value of entire portfolio		**14 489**		

1) Not listed


ORKLA


ORKLA


ORKLA

Enclosures




ORKLA

Cash Flow Statement - key figures

in NOK million	1 Jan - 31 Mar 2005	2004
Industry division:		
Operating profit	937	464
Depreciation and write-downs	569	307
Change in net working capital	-319	-200
Net replacement expenditure	-529	-210
Financial items, net	-59	-101
Cash flow Industry	**599**	**260**
Cash flow Financial Investments	**-90**	**282**
Taxes paid and miscellaneous	-447	-30
Cash flow before capital transactions	**62**	**512**
Dividends paid and share buy-back	23	21
Cash flow before expansion	**85**	**533**
Net expansion	-9 894	17 148
Net purchases/sales portfolio investments	-227	-27
Net cash flow	**-10 036**	**17 654**
Currency translation differences	23	-249
Change in net interest-bearing liabilities	**10 013**	**-17 405**
Net interest-bearing liabilities	**8 831**	**-4 597**




ORKLA

Balance Sheet - some key figures

in NOK million	31 Mar 05	Pro forma 31 Mar 04	31 Mar 04
Long-term assets	40 590	40 390	22 660
Portfolio investments etc.	14 518	10 201	10 121
Short-term assets	18 246	24 795	15 773
Total assets	**73 354**	75 386	48 554
Equity to total assets ratio	47,7 %	45,3 %	68,1 %
Net interest-bearing liabilities	**8 831**		-4 597
Net gearing	**0,3**		




ORKLA

Currency translation effects in Q1-2005

NOK million

Revenues	**Q1**
Orkla Foods	-42
Orkla Brands	-11
Orkla Media	-15
Chemicals	-26
Total	-94

EBITA	**Q1**
Orkla Foods	-2
Orkla Brands	-1
Orkla Media	3
Chemicals	0
Total	0

The above figures show translation effects only and do not include translation effects in Elkem.




ORKLA

Financial items




ORKLA

Financial items, Orkla Group

In NOK million	1 Jan - 31 Mar 2005	1 Jan - 31 Mar 2004	Year 2004
Net interest expenses	-79	-95	-134
Currency gain/loss	9	-1	-1
Other financial items, net	-8	-10	-22
Net financial items	-78	-106	-157




ORKLA

Equity and liabilities, Orkla Group


NOK billion
Net liabilities
Book equity
Net gearing
Net gearing
40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
-
(5,0)
1,3
1,2
1,0
0,8
0,7
0,5
0,3
0,1
0,0
-0,2
1996
1997
1998
1999
2000
2001
2002
2003
2004
1Q 05

The major part of the Elkem/Sapa acquisition was finalised in April and is thus not included in the net liabilities as of 1Q 05. Taking these transactions and the dividend into account net liabilities totalled approximately NOK 17 billion and net gearing is 0.5.




ORKLA

Debt maturity profile, Orkla ASA

31 March 2005


NOK million
3 000
2 000
1 000
0
Drawn amounts
Unutilised credit facilities
Average maturity 4.1 years
05
06
07
08
09
10
11
12
13

The figures are exclusive sellers financing from Carlsberg AS




ORKLA

Funding Sources, Orkla ASA

31 March 2004

NOK billion


Unutilised credit facilities 36 %
Banks 28 %
5.2
3.7
4.6
Bonds 34 %

The figures are exclusive sellers financing from Carlsberg AS.



ORKLA



ORKLA FIRST QUARTER '05

GROUP INCOME STATEMENT

Amounts in NOK million	Restated to IFRS 1.1.-31.3. 2005	1.1.-31.3. 2004	1.1.-31.12. 2004	Pro forma* 1.1.-31.3. 2004	Pro forma* 1.1.-31.12. 2004
Operating revenues	**13,273**	7,897	32,126	13,515	55,699
Operating expenses	**(11,620)**	(7,073)	(28,206)	(11,832)	(48,737)
Ordinary depreciation and write-downs	**(525)**	(311)	(1,182)	(562)	(2,183)
Operating profit before intangibles and other revenues and expenses	**1,128**	513	2,738	1,121	4,779
Ordinary depreciations and write-downs intangible assets	**(49)**	(1)	(7)	(42)	(173)
Other revenues and expenses**	**0**	(35)	(690)	(35)	(710)
Operating profit	**1,079**	477	2,041	1,044	3,896
Profit from associates	**29**	187	592	50	181
Dividends	**145**	88	551	88	554
Portfolio gains	**512**	339	750	343	754
Financial items, net	**(78)**	(106)	(157)	(252)	(762)
Ordinary profit before taxes	**1,687**	985	3,777	1,273	4,623
Taxes	**(388)**	(180)	(691)	(307)	(1,023)
Ordinary profit after taxes	**1,299**	805	3,086	966	3,600
Gain/discontinued operations	**0**	12,529	12,529	12,529	12,529
Profit for the year	**1,299**	13,334	15,615	13,495	16,129
Of this minority interests	**162**	10	71	10	71
Profit before tax, Industry division	**903**	419	1,862	841	3,112
Profit before tax, Financial Investments division	**784**	566	1,915	432	1,511
Earnings per share (NOK)	**5.5**	64.6	75.5	65.4	78.0
Earnings per share diluted (NOK)	**5.5**	64.6	75.4	65.4	77.9
Earnings per share diluted, adjusted (NOK)***	**5.7**	4.0	17.4	4.9	20.4

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting, and IFRS 1 First-time adoption, since this is the Group's first report according to the International Financial Reporting Standards (IFRS).

* Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March).
** Other revenues and expenses amounted to NOK -35 million at the end of the first quarter of 2004 and were related to the acquisition of Bakehuset. For the full year 2004, they totalled NOK -690 million and were related to write-downs and restructuring in the Chemicals area (NOK -815 million), the anniversary donation (NOK-35 million), a gain on the sale of buildings (NOK 188 million), net Orkla Media (NOK 7 million) and the acquisition of Bakehuset (NOK -35 million). The pro forma figures include Elkem (NOK -20 million).
*** Before amortisation of intangible assets, other revenues and expenses, and the gain on the sale of Orkla's share of Carlsberg Breweries.

OPERATING REVENUES QUARTERLY


NOK million
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1Q 2Q 3Q 4Q
2003**
1Q 2Q 3Q 4Q
2004*
1Q
2005

OPERATING PROFIT BEFORE INTANGIBLES AND OTHER REVENUES AND EXPENSES QUARTERLY


NOK million
1 400
1 200
1 000
800
600
400
200
0
1Q 2Q 3Q 4Q
2003**
1Q 2Q 3Q 4Q
2004*
1Q
2005

* Pro forma figures.
** *2003 reported according to Norwegian accounting principles, excluding Orkla Beverages.*

THE FIRST QUARTER IN BRIEF

- Group profit before tax totalled NOK 1,687 million (NOK 1,273 million)[1]. Earnings per share amounted to NOK 5.5, compared with NOK 3.9 last year, excluding the gain on the sale of Orkla's interest in Carlsberg Breweries.
- The Branded Consumer Goods business reported satisfactory underlying growth. First quarter profit was approximately NOK 40-50 million lower because Easter was earlier in 2005 than in 2004.
- Elkem's total operating profit before goodwill amortisation and other revenues and expenses was NOK 505 million in the first quarter, compared with NOK 389 million in the fourth quarter of 2004 and NOK 599 million in the first quarter of 2004.
- At Borregaard, the restructuring programmes are proceeding as planned, while the weak USD had a negative impact on profit.
- In the first quarter, the Financial Investments division reported high book profit from realised portfolio gains and the sale of real estate properties in Oslo. At the end of the first quarter the return on the investment portfolio was 8.4 % and the net asset value of the portfolio increased by NOK 1.2 billion during the quarter.

[1] Pro forma figures for 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March).

STRUCTURAL CHANGES AND NEW ACCOUNTING STANDARD (IFRS)

Elkem and the Russian company SladCo were consolidated in the accounts from 1 January 2005, while Chips Abp was consolidated from 1 March 2005. For Elkem, minority interests in the first quarter were calculated on the basis of a 50.03 % shareholding. At the end of the quarter Orkla's shareholding in Elkem was 100 % (it is assumed that the remaining shares will be redeemed). Orkla's shareholding in Chips Abp is 97 % and in SladCo just over 95 %. Pro forma figures have been calculated to show what the corporate results in 2004 would have been if Elkem and Chips Abp had been consolidated according to the same principles as in 2005 (Elkem for the entire year and Chips Abp from 1 March 2004). SladCo is not included in the pro forma figures. The comments and comparisons at Group level are mainly related to these pro forma figures, while comments on the individual business areas are based on the figures restated in accordance with IFRS. Preliminary excess value analyses in connection with the acquisitions have been carried out, and excess value amounting to NOK 8.5 billion in the form of power rights, brands and goodwill in excess of previous book values in the respective companies has been recognised. In Orkla's view, brands will not be the subject of continuous amortisation, while power rights will be amortised by an annual amount of NOK 166 million over the remaining reversion period, which is estimated to be 24 years. Final excess value analyses will be completed at the latest by the time the annual financial statements for 2005 are presented. For more detailed comments on IFRS, reference is made to the section «Effect of the transition to IFRS».

MAIN TRENDS

Group operating revenues in the first quarter totalled NOK 13,273 million (NOK 13,515 million)[1]. The increase in value of the NOK against both euro-related currencies and the USD and the earlier Easter season this year had a negative impact on quarterly operating revenues. The latter factor especially affected the Branded Consumer Goods business. The decline in revenues for Chemicals was also largely ascribable to restructuring and divested businesses. A continued improvement in advertising revenues for the Media business and new launches in several business areas made a positive contribution to the quarterly results.

Group operating profit before goodwill amortisation and other revenues and expenses amounted to NOK 1,128 million (NOK 1,121 million)[1] in the first quarter. The Branded Consumer Goods business achieved satisfactory underlying growth during the quarter, but as a result of the early Easter season quarterly operating profit was down by approximately NOK 40-50 million. In Sweden, both Orkla Foods and Orkla Brands are faced with demanding market conditions, where the focus is on price and the growth of private labels. Apart from this, Orkla Foods' and Orkla Brands' profit performance was satisfactory in the first quarter. At Orkla Media, Berlingske achieved good profit growth as a result of continued improvements in advertising revenues and costs, while Direct Marketing had a weak quarter.

Elkem reported growth in comparison with the fourth quarter of 2004, but operating profit was somewhat lower than in the first quarter of 2004. This particularly applies to Sapa and the Silicon Metal business. For Sapa, the trend for profiles in Europe was weaker. The Silicon Metal business was affected by irregular operations, high raw material costs and low sales. Energy made progress as a result of both high production and good trading results. Changes were moderate in other areas.

Borregaard's core businesses were negatively affected by the fact that the USD was weaker than in the first quarter of 2004. Previously signed hedge contracts on favourable terms are gradually covering a smaller proportion of sales, and improvement programmes will only partially compensate for this at the current USD exchange rate. Restructuring in other areas is proceeding as planned.

Operating profit for the Financial Investments division includes gains of NOK 138 million on the sale of real estate properties in Oslo.

In the Industry division, contributions from associates amounted to NOK 29 million in the first quarter (NOK 50 million)[1].

The return on Orkla's investment portfolio was 8.4 % in the first quarter, compared with a rise of 8.3 % on the Oslo Stock Exchange Benchmark Index and 0.6 % on the dividend-adjusted FTSE World Index. Realised portfolio gains and the change in the fair value of associates amounted to NOK 512 million (NOK 343 million)[1]. At the end of March, unrealised gains amounted to just under NOK 4.1 billion.

Share transactions in connection with the acquisition of Elkem were largely carried out after the end of March and had little effect on interest expenses or net interest-bearing debt in the first quarter. Consolidated net financial expenses for the Orkla Group in the first quarter totalled NOK 78 million.

Group earnings per share (diluted) totalled NOK 5.5 in the first quarter (NOK 64.6, of which the gain on the sale of Orkla's interest in Carlsberg Breweries in 2004 amounted to 60.7 per share)[2]. Earnings per share for the Industry division were higher due to the positive effect of the acquisition of Elkem. Earnings per share for the Financial Investments division were higher, due to the gain on the sale of real estate properties and higher profit from portfolio investments and dividends received. Before goodwill amortisation, other revenues and expenses (and, for the 2004 figures, the gain on the sale of Orkla's interest in Carlsberg Breweries), earnings per share were NOK 5.7 (NOK 4.0)[2]. At quarter-end, the tax charge is estimated to be 23 %.

ORKLA FOODS

- Underlying profit growth on a par with the first quarter of 2004
- Stronger competition from private labels in Sweden
- Higher level of ambition for improvement programmes

Orkla Foods' operating revenues totalled NOK 3,154 million (NOK 3,112 million)[2]. Adjusted for the contribution from new businesses and negative currency translation effects, revenues were slightly lower. This was largely due to the effect of Easter being earlier this year, the successful Pizza Grandiosa campaign, which was introduced in the first quarter of 2004, and the demanding market situation in Sweden. Operating profit before goodwill amortisation and other revenues and expenses amounted to NOK 181 million, down NOK 19 million, largely because of the early Easter season. The improvement programmes that

[1] The figures in brackets are for the same period last year (restated according to IFRS).

OPERATING REVENUES

Amounts in NOK million	Restated to IFRS 1.1.-31.3. 2005	1.1.-31.3. 2004	1.1.-31.12. 2004	Pro forma* 1.1.-31.3. 2004	Pro forma* 1.1.-31.12. 2004
Orkla Foods	**3,154**	3,112	12,711	3,112	12,711
Orkla Brands	**1,348**	1,200	4,787	1,329	6,315
Orkla Media	**2,087**	1,983	8,280	1,983	8,280
Eliminations	**(64)**	(54)	(226)	(54)	(226)
Branded Consumer Goods	**6,525**	6,241	25,552	6,370	27,080
Elkem	**5,424**	0	0	5,489	22,045
Chemicals	**1,090**	1,578	6,217	1,578	6,217
H.O./Unallocated/Eliminations	**(7)**	(22)	(74)	(22)	(74)
Industry division	**13,032**	7,797	31,695	13,415	55,268
Financial Investments division	**241**	100	431	100	431
Group	**13,273**	7,897	32,126	13,515	55,699

OPERATING PROFIT BEFORE INTANGIBLES AND OTHER REVENUES AND EXPENSES

Amounts in NOK million	Restated to IFRS 1.1.-31.3. 2005	1.1.-31.3. 2004	1.1.-31.12. 2004	Pro forma* 1.1.-31.3. 2004	Pro forma* 1.1.-31.12. 2004
Orkla Foods	**181**	200	1,164	200	1,164
Orkla Brands	**230**	222	951	231	1,111
Orkla Media	**28**	24	371	24	371
Eliminations	**0**	0	0	0	0
Branded Consumer Goods	**439**	446	2,486	455	2,646
Elkem	**505**	0	0	599	1,881
Chemicals	**79**	97	356	97	356
H.O./Unallocated/Eliminations	**(37)**	(43)	(148)	(43)	(148)
Industry division	**986**	500	2,694	1,108	4,735
Financial Investments division	**142**	13	44	13	44
Group	**1,128**	513	2,738	1,121	4,779

* Pro forma figures 2004 restated according to IFRS (include Elkem from 1 January and Chips Abp from 1 March).

have been initiated are proceeding as planned, but several companies have increased their level of ambition. For Orkla Foods as a whole, the goal is to reduce the cost base by NOK 500 million by 2007 compared with year-end 2004.

Stabburet reported slightly lower operating profit as a result of the early Easter season, and because of the significant rise in sales of Pizza Grandiosa in the same quarter last year. Market shares for the most important products were strengthened. Nora's new juice range, which has many health benefits, was well received on the Norwegian market.

Procordia Food in Sweden reported lower profit due to fewer sales days and stronger competition from private labels. Many new products, including Felix sugar-free ketchup, were launched to meet the demand from increasingly health-conscious Swedish consumers. The integration of the newly acquired shellfish producer Hållöfisk into Abba Seafood is proceeding as planned.

Beauvais in Denmark and Felix Fenno-Baltic in Finland and the Baltic States reported growth in both operating revenues and operating profit. Sales in Lithuania, Latvia and Estonia increased by 39 %, 17 % and 10 % respectively.

Orkla Foods International reported profit growth. The performance of Orkla Foods Romania was particularly satisfactory, with good underlying growth and a stronger market position after the takeover of 100 % of the shares in Ardealul (liver paté products).

The Russian company SladCo, which manufactures and markets chocolate, biscuits and confectionery, achieved positive operating profit in the first quarter. The acquisition has now been approved by the Russian competition authorities and cooperation with relevant technical areas at Orkla has begun.

Orkla Food Ingredients achieved growth in both operating revenues and operating profit. The performance of KåKå, which supplies bakery ingredients to the Swedish bakery industry, was especially positive. In March, Orkla Food Ingredients entered into an agreement to buy all the shares in Bæchs Conditori, which is Denmark's leading manufacturer of frozen fine confectionery products.

Bakers reported somewhat weaker operating profit, but the integration of Bakehuset Norge is proceeding as planned. Several new products have been launched, including Bakers' Fullfiber (full fibre) and Lav-Karbo (low carbohydrate) bread.

ORKLA BRANDS

- Stable underlying growth
- Stronger competition from private labels in Sweden
- Chips Abp was consolidated in the accounts from 1 March 2005

Orkla Brands' operating revenues in the first quarter amounted to NOK 1,348 million (NOK 1,200 million)[2]. Chips Abp was consolidated in the accounts from 1 March. The net effect on revenues in the first quarter was just under NOK 150 million. The Swedish companies reported weaker growth due to the demanding market situation and stronger competition from private labels. The main strategy for dealing with this situation is to increase and improve innovation. Lilleborg Home and Personal Care achieved good sales growth, especially due to the launch of the Sunsilk hair care range. Sales of dietary supplements continued to grow, largely due to new products and the establishment of operations in new markets.

Operating profit before goodwill amortisation and other revenues and expenses totalled NOK 230 million in the first quarter, which is somewhat higher than last year. The net effect of the consolidation of Chips amounted to roughly NOK 10 million. Overall profit from Orkla Brands' other businesses was on a par with last year. A slight rise in sales was offset by somewhat higher advertising investments. Underlying fixed costs were on a par with 2004.

Orkla Brands launched several new products in the first quarter: the Sunsilk hair care range, Blenda Sensitiv laundry conditioner, JiF liquid WC block and Sun 2in1 (Lilleborg Home and Personal Care), the Möllers Good For range (Dietary Supplements), Cookie Bites (Biscuits), Nidar Favoritter Mørkerød (favourites, dark red) and Doc Honning-Lakris (honey-liquorice) (Confectionery).

Orkla Brands largely maintained its market shares in the first quarter.

ORKLA MEDIA

- Profit growth for Berlingske
- Good growth in advertising revenues in Denmark and Norway
- Weak performance for Direct Marketing

Orkla Media's first quarter operating revenues totalled NOK 2,087 million (NOK 1,983 million)[2]. The improvement was largely due to contributions from new businesses and a rise in revenues for the newspaper businesses in Norway and Denmark. Operating profit before goodwill amortisation and other revenues and expenses amounted to NOK 28 million, up NOK 4 million from the same period last year.

Berlingske achieved significant profit growth compared with the first quarter of last year due to a rise in advertising revenues and lower costs. The positive trend for text and classified advertisements continued. The BT newspaper was re-launched in March, supported by an extensive marketing campaign. Urban continued to make progress and nationwide distribution is proceeding as planned. Circulation figures for paid newspapers continued to decline. Total weekday circulation figures for Berlingske's newspapers are on a par with the total market, while the trend for weekend editions is somewhat better.

Newspapers Norway reported a slight drop in profit compared with the first quarter of last year, largely due to the effect of the early Easter season. Advertising revenues continued to rise. However, the increase in revenues was largely offset by a higher level of investment in product development, which is having a negative impact on profit in the short term.

Profit for Newspapers Central and Eastern Europe declined slightly in the first quarter. This was largely ascribable to continued weak circulation growth and increased investment in marketing and product development due to the competitive situation. Advertising revenues increased slightly in the first quarter. Circulation was somewhat better than for the total market.

Quarterly profit for Magazines Norway was somewhat lower than in the first quarter of last year, largely because there were fewer editions due to the early Easter season.

Operating profit for Direct Marketing was lower in the first quarter than in the corresponding period of last year due to weak revenue growth for the Swedish business, where measures have now been implemented to reduce costs.

ELKEM

Operating revenues for the first quarter of 2005 totalled NOK 5,424 million (NOK 5,489 million)[2]. First quarter operating profit before goodwill amortisation and other revenues and expenses amounted to NOK 505 million, compared with NOK 389 million in the fourth quarter of 2004 and NOK 599 million in the first quarter of 2004.

Sapa's results show a certain improvement on the previous quarter's weak performance. The Aluminium area also improved its operating profit slightly compared with the fourth quarter of 2004 due to good prices. The Energy business further improved the high level of profit achieved in the previous quarter, due to high production volumes and good trading results. Profit for Silicon Metal was substantially lower, largely due to disruptions in production. The Ferrosilicon area reported higher profit than in the fourth quarter of 2004. The Materials, Carbon and Calcium Carbide area posted slightly higher profit than in the previous quarter.

Compared with the first quarter of 2004, profit declined slightly. This applies in particular to Sapa and the Silicon Metal area. In the case of Sapa, this was due to weak growth for profiles in Europe. Silicon Metal underwent a period of irregular operations, high raw material costs and low sales in the first quarter. Results for the Energy area have improved due to both high production levels and good trading results. There were moderate changes in results for the other areas.

The Elkem Group's net interest expenses for the first quarter of 2005 amounted to NOK 61 million (NOK 66 million)[2]. At the end of the quarter, net interest-bearing liabilities totalled NOK 5,237 million (NOK 4,827 million)[2]. Net interest-bearing liabilities have increased by NOK 711 million since the beginning of the year, due to the purchase of Sapa shares for NOK 694 million and to higher working capital. Elkem increased its shareholding in Sapa from 71 % to 83 % in the first quarter. In addition, Orkla owned a 13.1 % interest in the company at the end of the quarter.

Working capital for the Elkem Group totalled NOK 5,004 million, compared with NOK 4,474 million at the end of 2004. Most of this increase can be ascribed to the fact that Sapa's working capital was extremely low in the fourth quarter of 2004 and slightly higher than normal in 2005.

Reference is otherwise made to the notice to the stock exchange issued by Elkem regarding its results for the first quarter of 2005.

CHEMICALS

- Weaker USD puts pressure on profitability in core businesses
- Slightly higher profit for Speciality Cellulose
- Restructuring and improvement programmes progressing as planned

Borregaard's operating revenues for the first quarter of 2005 totalled NOK 1,090 million (NOK 1,578 million)[2]. The decline in operating revenues can primarily be attributed to restructuring and the sale of companies that were formerly included in Borregaard's consolidated financial statements. Unfavourable exchange rates and lower delivery volumes of pharmaceutical intermediates also had a negative impact on first quarter results.

GROUP BALANCE SHEET

Amounts in NOK million	31.3. 2005	Restated to IFRS 31.3. 2004	31.12. 2004	Pro forma* 31.3. 2004	31.12. 2004
Intangible assets	**16,320**	3,941	4,005	15,894	15,693
Tangible assets	**17,156**	9,785	9,275	17,824	17,110
Financial long-term assets	**7,114**	8,934	9,094	6,672	6,921
Long-term assets	**40,590**	22,660	22,374	40,390	39,724
Inventories	**5,839**	3,026	2,875	6,154	6,139
Receivables	**10,172**	5,190	4,769	9,955	9,257
Portfolio investments	**14,518**	10,121	13,170	10,201	13,236
Cash and cash equivalents	**2,235**	7,557	2,308	8,686	3,349
Short-term assets	**32,764**	25,894	23,122	34,996	31,981
Total assets	**73,354**	48,554	45,496	75,386	71,705
Paid-in equity	**2,008**	2,011	2,007	2,011	2,007
Accumulated profit	**31,748**	30,627	29,194	31,682	30,133
Minority interests	**1,229**	427	448	427	448
Equity	**34,985**	33,065	31,649	34,120	32,588
Provisions	**6,352**	1,750	2,043	6,232	6,378
Long-term interest-bearing liabilities	**12,843**	6,824	4,246	22,787	20,255
Short-term interest-bearing liabilities	**2,705**	634	1,326	1,929	2,276
Other short-term liabilities	**16,469**	6,281	6,232	10,318	10,208
Equity and liabilities	**73,354**	48,554	45,496	75,386	71,705
Equity ratio (%)	**47.7**	68.1	69.6	45.3	45.4

*Pro forma figures 2004 restated according to IFRS (include Elkem and Chips Abp).

CHANGE IN EQUITY

Amounts in NOK million	31.3. 2005	31.3. 2004	31.12. 2004
Equity 1 January	**31,201**	19,423	19,423
Profit for the year after minorities	**1,137**	13,324	15,544
Dividend 2003	**0**	0	(5,972)
Sale/repurchase of own share	**24**	24	(83)
Change in fair value portfolio	**422**	0	2,320
Change in fair value hedging	**(127)**	0	199
Options costs	**3**	0	0
All-inclusive principle due to acquisitions	**1,186**	0	0
Translation effects etc.	**(90)**	(133)	(230)
Equity at end of period	**33,756**	32,638	31,201

CASH FLOW

Amounts in NOK million	1.1.-31.3. 2005	1.1.-31.3. 2004	1.1.-31.12. 2004
Industry division:			
Operating profit	**937**	464	1,809
Depreciation and write-downs	**569**	307	1,359
Change in net working capital	**(319)**	(200)	1,074
Cash flow from operating activities before net replacement expenditures	**1,187**	571	4,242
Net replacement expenditures	**(529)**	(210)	(860)
Cash flow from operating activities	**658**	361	3,382
Financial items, net	**(59)**	(101)	(303)
Cash flow from Industry division	**599**	260	3,079
Cash flow from Financial Investments division	**(90)**	282	860
Taxes paid	**(340)**	(160)	(581)
Miscellaneous	**(107)**	130	78
Cash flow before capital transactions	**62**	512	3,436
Dividends paid	**(1)**	(3)	(6,015)
Shares buy back	**24**	24	(82)
Cash flow before expansion	**85**	533	(2,661)
Expansion investments, Industry division	**(2)**	(9)	(27)
Sold companies	**0**	17,471	17,562
Acquired companies*	**(9,892)**	(314)	(751)
Net purchases/sales portfolio investments	**(227)**	(27)	(72)
Net cash flow	**(10,036)**	17,654	14,051
Currency translation net interest-bearing debt	**23**	(249)	(61)
Change in net interest-bearing debt	**10,013**	(17,405)	(13,990)
Net interest-bearing debt	**8,831**	(4,597)	(1,182)

*All the shares in Elkem and Chips Abp are not paid for at 31 March 2005. The remaining amount make a total of approximately NOK 5.9 billion.

Operating profit before goodwill amortisation and other revenues and expenses amounted to NOK 79 million (NOK 97 million)[2]. This decline was primarily due to weaker results from Borregaard LignoTech, Borregaard Synthesis and Borregaard Energy, while results from Borregaard ChemCell improved. The weaker USD generally contributed to pressure on profitability in Borregaard's core businesses. The restructuring process that is being carried out in other areas is progressing as planned and has, on the whole, helped to improve first quarter profit.

Borregaard LignoTech reported lower profit than in the first quarter of 2004 on account of lower sales volumes, a slighter weaker product mix and unfavourable exchange rates.

Borregaard ChemCell's profit for the first quarter was somewhat higher than in the corresponding quarter of 2004. The positive effect of higher prices and the continued strong demand in Asia for cellulose for use in textile production was partly counteracted by the weaker USD and higher timber and energy costs in both Norway and Switzerland. Weak results from the yeast extract business in Switzerland continue to have a negative effect on profit.

Borregaard Synthesis posted better results than in the previous quarter, but weaker than in the first quarter of last year, when delivery volumes of pharmaceutical intermediates were particularly high. Sales of aroma chemicals were good and higher prices largely offset the weaker USD. The restructuring of Borregaard Synthesis' operations outside Norway is proceeding as planned and profitability improved significantly compared with last year.

Borregaard Energy achieved satisfactory, but somewhat lower profit in the first quarter than in 2004. This decline can be ascribed to a moderate decline in volume and prices. The remaining activities in what was formerly Denofa (now Øraveien Industripark) generated better first quarter results than Denofa reported in the corresponding quarter last year.

Key elements of the restructuring programmes that were adopted in the second half of 2004 with a view to increasing the concentration of Borregaard's core business activities have now been carried out. Denofa's fat refinery was closed in January and its soya business was sold to new external majority shareholders. The fine chemicals plant in Madone, Italy, was closed in February and the sulphuric acid factory in Sarpsborg, Norway, ceased to operate in March.

FINANCIAL INVESTMENTS

After rising 21.6 % in 2004, the Oslo Stock Exchange Benchmark Index (OSEBX) climbed 8.3 % in the first quarter of 2005. The other Nordic markets also rose in the first quarter, and the FTSE World Index, adjusted for dividends, showed a marginal increase of 0.6 %. The return on Orkla's investment portfolio was 8.4 % in the first quarter.

The Financial Investments division posted pre-tax profit of NOK 784 million (NOK 566 million)[2] for the first quarter. Realised portfolio gains and changes in the fair value of associates totalled NOK 512 million (NOK 339 million)[2]. Dividends received amounted to NOK 142 million (NOK 88 million)[2]. Profit for the quarter also includes gains of NOK 138 million on the sale of real estate properties in Oslo.

Net purchases of shares totalled NOK 457 million in the first quarter. Orkla's investment in Elkem was transferred to the Industry division in the first quarter, as a result of which the net asset value of Orkla's share portfolio was adjusted downwards by NOK 4,567 million. Taking account of this adjustment, net asset value increased by NOK 1,241 million to NOK 13,375 million. At the end of the quarter, the market value of the portfolio was NOK 14,489 million, and investments outside Norway accounted for 48 %. Unrealised gains totalled NOK 4.097 million at 31 March 2005 and accounted for 28 % of the market value of the portfolio.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities totalled NOK 658 million in the first quarter. The improvement from the corresponding quarter in 2004 is attributable to contributions from new business. The increase in working capital can largely be ascribed to Elkem, but also to Orkla Foods. The reduction in working capital in the Chemicals area is a result of the sale of the soya business to new external majority shareholders. Increased investments in the quarter are ascribable to Elkem.

Acquisitions in the first quarter, which largely consist of Elkem and Chips Abp, totalled NOK 9,892 million. In addition, Orkla Foods purchased the Russian company SladCo and the Swedish companies Hallöfisk and Candeco. Approximately another NOK 5.9 billion will fall due in the second quarter in connection with these acquisitions.

Net portofolio investments totalled NOK 457 million in the first quarter of 2005 (NOK 27 million)[2]. Real estate properties were sold for the amount of NOK 230 million. In connection with the exercise of share options, Orkla's net sales of shares from its own shareholding amounted to NOK 24 million (24 million)[2] in the first quarter.

The Orkla Group had negative net cash flow in the first quarter amounting to NOK 10,036 million as a result of substantial acquisitions during the period. At the end of 2004, the Group had a net interest-bearing placement. Taking into account net cash flow and minor exchange effects, Orkla had net interest-bearing liabilities totalling NOK 8,831 million at the end of the quarter. When all the transactions related to the aforementioned acquisitions have been carried out and the approved dividend has been paid out, the Group will have net interest-bearing liabilities of around NOK 17 billion at the start of the second quarter.

The Group's average borrowing rate was 3.8 % (4.3 %)[2]. The equity to total assets ratio was 47.7 % as of 31 March 2005.

OTHER MATTERS

At the Annual General Meeting held on 14 April 2005, Arthur Sletteberg was elected as a member of the Corporate Assembly, replacing Astrid E. Sørgaard who did not wish to stand for re-election. Westye Høegh and Ida Espolin Johnson were elected as deputy members of the Corporate Assembly to succeed Maalfrid Brath and Atle Eide.

EFFECT OF THE TRANSITION TO IFRS

All in all, the transition to IFRS will not have a significant effect on the Group's operating revenues or operating profit before goodwill amortisation and other revenues and expenses. Pre-tax profit for 2004 will improve by around NOK 800 million, primarily due to the discontinuance of linear goodwill amortisation (NOK 384 million) and to the fact that Orkla's investment in Elkem in 2004 (39.8 % interest) will be presented as an associate (NOK 404 million) in 2005. In addition, certain other portfolio investments which constitute a shareholding of more than 20 % of a company are recorded at fair value with changes in value reported directly in the income statement (on the line «gains on sale of portfolio shares»).

In general, Orkla has not utilised the transitional rules that make it possible to revalue/write up fixed assets, apart from financial assets for which special rules apply, and therefore has largely maintained book values.

The balance sheet has primarily been strengthened due to the fact that the excess values in the investment portfolio are now included in assets

and equity. In future, changes in excess value for most of the portfolio will be regulated against equity and will not affect profit until the shares are realised or in the event that there is a need to write down individual investments.

Under IFRS, allocations for dividends must be included as part of equity capital until the dividend has been approved by the General Meeting, whereas they were previously reported as short-term liabilities in the balance sheet at year-end. This means that book equity under IFRS will be correspondingly higher.

As a result of the restatement of figures in accordance with IFRS, book equity as of 31 December 2004 has increased by NOK 5.3 billion, compared with previously reported figures.

In addition to the official restatement of financial statements for 2004, pro forma figures have been calculated for 2004, in which the acquisition of Elkem ASA and Chips Abp has also been taken into account.

In the light of the introduction of IFRS, Orkla has also examined certain accounting matters that may affect the way costs are divided between quarters, and the allocation of Group administrative costs. Although these do not affect the Group's overall results for 2004, and are not necessarily a direct consequence of the introduction of IFRS, certain changes in accounting principles have been incorporated in the restated figures for 2004. This applies, for instance, to the expensing of accrued holiday pay. As mentioned earlier, this has no effect on results for the year, but the distribution of costs between quarters is affected in all business areas, particularly the distribution between the second and third quarters. The impact is greatest on the media business, where the effect on quarterly profit will be as follows: first quarter: NOK -25 million, second quarter: NOK +33 million, third quarter: NOK +12 million, fourth quarter: NOK -20 million.

In the restated figures for 2004, approximately NOK 29 million in Group administrative costs has been charged to the business areas, and the figures for Headquarters/Unallocated have been reduced accordingly. The net effect of this operation for the Group is «0». The costs have been distributed evenly between quarters.

Under IFRS, Presspublica is regarded as a subsidiary and it has been consolidated in the Group accounts as a subsidiary in which Orkla has a minority interest rather than as a 51 % interest in a joint venture. The degree of consolidation in Hjemmet Mortensen has been changed from 50 % to 40 %, which corresponds to Orkla's financial interest in the company. This does not entail any changes in pre-tax profit.

All items have been computed and described on the basis of the situation as of the current date. Consequently, there may be changes either if the IFRS rules are amended or if other ways of interpreting the standards are applied before the financial statements for 2005 are prepared and presented. The figures have not been formally audited.

Reference is made to the notice sent to the Oslo Stock Exchange on 18 April 2005 for further details regarding restated figures.

OUTLOOK

Future developments in the international economic situation are still uncertain. In Asia, in particular, but also the USA, the short term prospects still appear to be positive, but there is little sign of improvement in Europe. The weak construction market in continental Europe affects Sapa, while increased demand for certain cellulose qualities in Asia may generate higher volumes and better prices in USD for ChemCell. However, Borregaard's results will be negatively affected by a weak USD.

Elkem's Energy area is expected to report weaker profit growth in the second quarter due to seasonal variations and extremely good trading results in the first quarter.

The operating parametres for Orkla Foods and Orkla Brands will be more stable. In Sweden, the competitive climate in the grocery trade is challenging. Improvement programmes and increased focus on innovation will have a positive effect.

The advertising markets for Orkla Media are showing good growth at the start of the second quarter, and there are no particular signs of significant change in this situation in the short term.

Oslo, 27 April 2005
The Board of Directors of Orkla ASA